FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February 2011

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated February 2, 2011, announcing that Registrant has been selected by a defense agency to provide a SkyEdge™ II broadband network for military communications.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated February 2, 2011	By: /s/ Joann R. Blasberg
Joann R. Blasberg
Corporate Secretary

Gilat Selected to Provide Satellite Broadband Network for Military Communications

--Multiband network includes Ku and Ka Band terminals--

Petah Tikva, Israel, February 02, 2011 – Gilat Satellite Networks Ltd. (NASDAQ: GILT) announced today that it has been selected by a defense agency to provide a SkyEdge™ II broadband network for military communications.

The system will serve various military branches and units as part of a single, unified multi-band communications network.

Gilat’s SkyEdge II hubs will be located in a geographically redundant layout for improved survivability. Applications supported by the network include VoIP, high-speed data and video applications for C4I (command, control, communications, computers, and intelligence), as well as logistic applications.

A variety of different Ku and Ka band SkyEdge II terminals will be incorporated to connect mission-critical applications at fixed sites as well as transportable and on-the-move communications which include low-profile antennas installed on vehicles.

In order to make the network more resilient, some of the sites will be equipped with Gilat’s innovative satellite diversity system which can point to an alternative satellite upon demand.

“The requirement for Network Centric Warfare systems and mission-critical communications is driving military and defense agencies to utilize networks that are based on satellite communications. Gilat provides a highly resilient network that is also used for communication-on-the-move applications,” said Moshe (Chico) Tamir, Gilat’s Vice President of Defense and Homeland Security. “This deal is another step towards our objective to become a leading provider of satellite networking technology for the defense and homeland security market.”

Brigadier General (Res.) Tamir recently joined Gilat to lead and expand Gilat’s worldwide business in defense and homeland security communications.

Gilat’s SkyEdge II is a multi-service platform enabling the delivery of high-quality voice, broadband data and video services for diverse environments including enterprises, rural networks, cellular backhaul and government network applications. SkyEdge II is a standards-based system using DVB-S2 and DVB-RCS. With better efficiencies and full adaptivity for both the inbound and outbound channels, it provides higher performance that serves the growing requirements of end-users.

Gilat’s diverse portfolio of SkyEdge II VSATs are all supported by a unified platform, offering service providers the most suitable product for their application needs as well as the flexibility to evolve their networks.

The newest addition to Gilat's SkyEdge II portfolio is NetEdge™, a dedicated solution for multi-star networks, specifically designed to meet the needs of corporations and cellular backhaul applications.

About Gilat
Gilat Satellite Networks Ltd. is a leading provider of products and professional services for satellite-based broadband communications networks worldwide. Gilat was founded in 1987 and has shipped over 750,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat's headquarters are located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat develops and markets an expansive range of broadband satellite solutions including high-performance VSATs under the SkyEdgeTM and SkyEdge II brands, low-profile antennas for satcom-on-the-move, under the RaySat Antenna Systems and the StealthRayTM brands and next generation solid-state power amplifiers for mission-critical defense and broadcast satellite communications systems under the Wavestream brand. Gilat's wholly-owned subsidiary, Spacenet Inc., is a leading provider of managed services in North America to the business and government segments. Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

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Contact:
Karen Mazor, Gilat Satellite Networks
T: +972 (0) 54 22 88 039
KarenM@gilat.com